Exhibit 99

Yuval Ruhama	Mor Abraham
Vice President of Finance	Marketing Communications Manager
Metalink Ltd.	Metalink Ltd.
Tel: 972-9-9605395	Tel: 972-9-9605406
Fax: 972-9-9605544	Fax: 972-9-9605544
yuvalr@metalinkbb.com	amor@metalinkbb.com

Metalink Reports Third Quarter Results

Yakum, Israel, November 1, 2005 - Metalink Ltd. (NASDAQ:  MTLK), a global provider and developer of high performance wireless and wireline broadband communication silicon solutions, today announced results for the third quarter ended September 30, 2005.

Revenues for the third quarter were $4.1 million compared to $2.95 million for the second quarter of 2005 and $5.1 million for the third quarter of 2004.  Net loss for the third quarter of 2005 was $3.6 million, or $(0.18) per share, compared to $4.5 million, or $(0.23) per share, for the second quarter of 2005 and $3.5 million, or $(0.18) per share, for the third quarter of 2004.

Metalink’s cash, cash equivalents, short and long-term investments at the end of the third quarter of 2005 were $38.7 million.

The increase in revenues compared to the second quarter reflects a steady demand for Metalink’s symmetric DSL products, together with a sequential increase in orders for VDSL products.

Commenting on the results, Metalink’s Chairman and CEO, Tzvika Shukhman, said, “During the third quarter, solid worldwide demand for our DSL products enabled us to record a significant improvement in our revenues and gross margins, thus reducing our net loss considerably. In parallel, we are encouraged by indications that deployments of symmetric 100 Mbps VDSL networks in Japan are on the horizon, a development with the potential to further increase our revenues.”

“While DSL products remain important for generating cash flow, the opportunity that offers us the greatest growth potential is the Wireless LAN sector. The 802.11n Wireless LAN standard is gaining significant traction, and is broadly expected to foster the development of an exciting multi-billion dollar market. Over the last three years, we have invested significantly in developing breakthrough 802.11n technologies that will serve as an enabler for this exciting new space, and we are now ready to begin efforts to become one of its leading players.”

The 802.11n standard for Wireless LAN technology continues to gain industry momentum as demonstrated by the recent establishment of the Enhanced Wireless Consortium (EWC), an organization aimed at accelerating the standard’s ratification and adoption. Metalink is honored to play a prestigious role as promoter of the EWC.

As a result of Metalink’s participation in the EWC and its close working relationships with other EWC members, which include major players in the consumer electronics, PC, networking and semiconductor industries, Metalink’s WLANPlus chipset is mostly compliant with EWC specifications.

Products featuring embedded Metalink 802.11n chipsets will be available for demonstration at the CES (Consumer Electronics Show) in Las Vegas, Nevada in January 2006.

Mr. Shukhman concluded, “With exceptional chipsets, strong cash resources and DSL cash stream together with far-reaching strategic partnerships, we are positioned to transform ourselves into a company targeting the emerging multi-billion dollar Home Networking market, thereby generating a new level of revenues, and long-term value for our shareholders.”

About Metalink

Metalink Broadband (NASDAQ: MTLK) is a leading provider of high performance wireless and wireline broadband communication silicon solutions. Metalink’s WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink aims to redefine the home broadband experience by introducing WLANPlus™ – a high-throughput wireless LAN technology, 5-10 times faster than currently available wireless LAN 802.11a/b/g technologies. Featuring MIMO technology adopted by the 802.11n standardization, WLANPlus enables room-to-room networking of multiple high-definition video streams.

Metalink’s DSL products offer service providers a cost-effective network upgrade to support triple-play services. Using Metalink’s innovative VDSL technologies operators can deliver fiber-like speeds over existing copper infrastructure. Metalink’s chipsets are deployed in millions of DSL lines by leading service providers worldwide.

Metalink is a fabless semiconductor company headquartered in Yakum, Israel. The company has subsidiaries in Atlanta (US), South Korea, and Japan as well as offices in China. Further information is available at http://www.metalinkbb.com

This press release contains “forward looking” information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements.  Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink’s filings with the Securities and Exchange Commission, including Metalink’s Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

(Tables follow)

METALINK LTD.

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2005	2004
	(Unaudited)
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	$6,863	$12,239
Short-term investments	21,327	16,191
Trade accounts receivable	3,352	4,228
Other receivables	903	2,201
Prepaid expenses	879	801
Inventories	5,360	4,861
Total current assets	38,684	40,521

Long-term investments	10,475	22,639

Severance pay fund	1,885	1,897

Property and equipment, net	3,985	4,746

	$55,029	$69,803

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	$1,047	$2,323
Other payables and accrued expenses	3,685	4,354
Total current liabilities	4,732	6,677

Accrued severance pay	2,902	2,836

Shareholders’ equity
Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding – 20,325,623 and 20,174,748 shares as of September 30, 2005 and December 31, 2004, respectively)	606	603
Additional paid-in capital	130,689	130,134
Deferred stock compensation	(8)	(20)
Accumulated other comprehensive loss	(255)	(137)
Accumulated deficit	(73,752)	(60,405)
	57,280	70,175

Treasury stock, at cost; 898,500 as of September 30, 2005 and December 31, 2004	(9,885)	(9,885)
Total shareholders’ equity	47,395	60,290

	$55,029	$69,803

METALINK LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)
	(in thousands, except share and per share data)
Revenues	$4,132	$5,095	$10,082	$16,417
Cost of revenues:
Costs and expenses	1,787	2,667	4,942	8,480
Royalties to the Government of Israel	125	149	275	464
Total cost of revenues	1,912	2,816	5,217	8,944

Gross profit	2,220	2,279	4,865	7,473

Operating expenses:
Gross research and development	5,083	4,681	15,309	13,637
Less - Royalty bearing and other grants	864	799	2,605	2,623
Research and development, net	4,219	3,882	12,704	11,014

Selling and marketing	1,326	1,575	4,579	4,699
General and administrative	491	614	1,795	1,808
Non-cash compensation	3	28	15	192
Total operating expenses	6,039	6,099	19,093	17,713

Operating loss	(3,819)	(3,820)	(14,228)	(10,240)

Financial income, net	264	350	881	1,036

Net loss	$(3,555)	$(3,470)	$(13,347)	$(9,204)

Loss per ordinary share:
Basic	$(0.18)	$(0.18)	$(0.69)	$(0.48)

Diluted	$(0.18)	$(0.18)	$(0.69)	$(0.48)

Shares used in computing loss per ordinary share:
Basic	19,393,212	19,196,884	19,324,008	19,099,243

Diluted	19,393,212	19,196,884	19,324,008	19,099,243